Exhibit 99.1

04/CAT/17

For Immediate Release, Friday 17 December 2004

For further information contact:

Cambridge Antibody Technology Tel: +44 (0) 1223 471 471 Peter Chambré, Chief Executive Officer John Aston, Chief Financial Officer Rowena Gardner, Director of Corporate Communications	Weber Shandwick Square Mile (Europe) Tel: +44 (0) 20 7067 0700 Kevin Smith Sarah Macleod

BMC Communications/The Trout Group (USA) Tel: +1 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY LEGAL ACTION WITH ABBOTT:

JUDGEMENT TO BE ANNOUNCED ON 20 DECEMBER 2004

Cambridge, UK… Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) announces that, following the completion on Friday 10 December 2004 of the hearing in the High Court in London of its legal action in relation to HUMIRA royalties with Abbott, it has received notification from the judge that he will give his judgement in open court at 10.30 GMT on Monday 20 December 2004.

In order to ensure protection of investors under paragraph 1.15 of the Listing Rules, it has been agreed with the UK Listing Authority that CAT’s ordinary shares will be suspended from trading on the London Stock Exchange’s market for listed securities from 07.30 GMT on Monday 20 December until after the Company has issued a news release in relation to the judgement. This news release will be issued as soon as possible after the judgement is handed down.

-ENDS-

Notes to Editors

Cambridge Antibody Technology (CAT):

•	CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.

•	CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company’s strategy to develop a portfolio of antibody-based drugs.
•	Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.
•	HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.
•	CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products.
•	On 22 November 2004, CAT announced a strategic alliance with AstraZeneca to discover and develop human antibody therapeutics in inflammatory disorders.
•	CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.
•	CAT has also licensed its proprietary technologies to several companies. CAT’s licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
•	CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc (“CAT”) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.